

September 13, 2024

Zikang Wu
Chief Executive Officer
Maywood Acquisition Corp.
Genesis Building, 5th Floor
Genesis Close
PO Box 446
Cayman Islands, KY1-1106

> **Re: Maywood Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 29, 2024**
> **CIK: 0002028355**

Dear Zikang Wu:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. We note your response to comment 15 and your revised disclosure on the cover page indicating that you do not expect any purchase of units by the non-managing sponsor investors to negatively impact your ability to meet Nasdaq listing requirements. We further note your risk factor disclosure on page 178 indicating that "non-managing sponsor investors have expressed an interest in purchasing up to an aggregate of

approximately _____ units in this offering... which may make it difficult to maintain the quotation, listing or trading of its securities on a national securities exchange." Please revise as appropriate for consistency and provide a cross reference to the relevant risk factor.

Risk Factors
The nominal purchase price paid by our sponsor for the founder shares...., page 73

2.   Clarify why the implied value per Class A ordinary share differs from the Net Tangible Book Value per Class A ordinary share that you disclose on page 92, and why you disclose two different measures of dilution.

    Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Jeffrey Gallant